Cango Inc.

10A, Building 3, Youyou Century Plaza

428 South Yanggao Road

Pudong New Area, Shanghai 200127

People’s Republic of China

July 25, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor Mr. Jeff Kauten, Esq., Attorney-Advisor Mr. Craig Wilson, Senior Assistant Chief Accountant Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.

Registration Statement on Form F-1, as amended (File Number: 333-225813)

Registration Statement on Form 8-A, as amended (File Number: 001-38590)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Cango Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on July 25, 2018, or as soon as practicable thereafter.

The Company also requests that the Registration Statement on Form 8-A, as amended (File Number: 001-38590), under the Securities Exchange Act of 1933, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs (Asia) L.L.C., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

CANGO INC.

By:	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:	Chairman